Exhibit 99.3

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Reports Third Quarter Financial Results and
Confirms Declaration of Commercial Production at Young-Davidson

(All amounts are in U.S. dollars, unless otherwise indicated)

Toronto: November 7, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) reports financial results for the three and nine months ended September 30, 2013. The Company will host a conference call on Friday, November 8, 2013 beginning at 8:30 a.m. Eastern Time (details below).

Financial Highlights
For the third quarter, the Company reported the following results:
  Revenues of $54.3 million
  Operating cash flow before changes in working capital(1) of $21.8 million, or $0.09 per share
  Adjusted net earnings(1) of $0.8 million, or $0.00 per share
  Net earnings of $14.9 million, or $0.06 per share, including reversals of net realizable value adjustments previously recognized of $7.4 million, or $0.03 per share
  Production of 48,903 gold ounces(2)
  Cash costs of $628 per gold ounce(1)
  All-in sustaining costs of $1,210 per gold ounce(3)
	First Quarter March 31/13	Second Quarter June 30/13	Third Quarter Sept. 30/13	YTD as of Sept. 30/13
Gold Ounces Produced[3]	46,170	48,003	48,903	143,076
Total Cash Costs per oz.[1,2]	$635	$655	$628	$640
All-in Sustaining Costs per oz2 .	$1,090	$1,189	$1,210	$1,164
1.	Prior to commissioning the underground mine at Young-Davidson, cash costs are calculated on ounces produced from the open pit only. All underground costs are capitalized, and any revenue related to underground ounces sold is credited against capital.
2.	Cash costs, prior to long-term, low-grade stockpile and heap leach inventory net realizable value adjustments & reversals. See the Non-GAAP Measures section on page 20 of the Management’s Discussion and Analysis for the three months ended Sept. 30, 2013.
3.	Includes pre-production gold ounces from the Young-Davidson underground mine.

Recent Highlights

  Effective October 31, 2013 the Company declared commercial production of the Young-Davidson underground mine following the successful commissioning of the shaft and hoisting infrastructure. This key milestone will support increased underground productivities and favourable unit cost efficiencies over the life of the mine and will be pivotal in unlocking the potential of the Young-Davidson mine and positioning the Company for the future.

  The Company’s quarterly dividend payment of $0.04 per share for the third quarter was paid on October 29, 2013. The Company has introduced an optional dividend reinvestment plan to acquire additional common shares by reinvesting cash dividends. Further information on the Company’s dividend reinvestment plan is available through the following link: www.auricogold.com/DRIP. The next dividend payment is scheduled to be paid on January 29, 2014 to shareholders of record on January 14, 2014.

(1)	See the table at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below.
(2)	Includes 10,447 pre-production gold ounces produced at Young-Davidson during the three months ended September 30, 2013.
(3)	See the discussion of All-in Sustaining Costs and Non-GAAP measures provided below.

TSX: AUQ / NYSE: AUQ

“With the declaration of commercial production at the Young-Davidson underground mine the Company will begin to deliver steadily increasing annual production growth as the shaft and hoisting system supports increased underground productivities over the coming years”, stated Scott Perry, President and Chief Executive Officer. He continued, “With five consecutive quarters of solid, company-wide results being reported, we continue to demonstrate the potential of our high quality asset base and the depth of our operations team. With two quality operations, a strong cash position and a fully-funded growth profile that is underpinned by the potential of the Young-Davidson mine, the Company is well positioned for significant, sustainable and profitable growth going forward.”

Operational Highlights - Continuing Operations

	Young-Davidson		El Chanate		Total
(in thousands, except ounces, average realized prices and total cash costs)	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012
Gold ounces produced	19,652	9,903	18,804	19,388	38,456	29,291
Pre-production gold ounces produced(3)	10,447	7,922	-	-	10,447	7,922
Total gold ounces produced	30,099	17,825	18,804	19,388	48,903	37,213
Total cash costs per gold ounce(1)(2)(3)	$666	$639	$588	$470	$628	$528
Revenue from mining operations	$29,584	$7,067	$24,720	$32,705	$54,304	$39,772
Average realized gold price per ounce	$1,333	$1,756	$1,330	$1,655	$1,332	$1,672

	Young-Davidson		El Chanate		Total
(in thousands, except ounces, average realized prices and total cash costs)	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Gold ounces produced	59,639	9,903	55,444	56,363	115,083	66,266
Pre-production gold ounces produced(3)	27,993	19,872	-	-	27,993	19,872
Total gold ounces produced	87,632	29,775	55,444	56,363	143,076	86,138
Total cash costs per gold ounce(1)(2)(3)	$692	$639	$586	$448	$640	$477
Revenue from mining operations	$93,019	$7,067	$83,830	$93,436	$176,849	$100,503
Average realized gold price per ounce	$1,447	$1,756	$1,433	$1,665	$1,440	$1,671

(1) See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below. Total cash costs per gold ounce have been presented prior to net realizable value adjustments and reversals on the Young-Davidson low-grade long-term stockpile inventory and the El Chanate heap leach ore in process inventory. The Company has restated adjusted net earnings for 2012.
(2) Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 24 in the Company’s Management’s Discussion & Analysis or note 3(a) to the Company's condensed consolidated financial statements for the three and nine months ended September 30, 2013.
(3) The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs when sold.

TSX: AUQ / NYSE: AUQ

Financial Highlights - Continuing Operations

(in thousands, except per share amounts)	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012(2)
Adjusted net earnings / (loss)(1)	$816	($1,180)
Adjusted net earnings / (loss) per share, basic(1)	$0.00	($0.00)
Net earnings	$14,859	$42,321
Net earnings per share, basic	$0.06	$0.15
Adjusted operating cash flow(1)	$21,758	($149)

(in thousands, except per share amounts)	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012(2)
Adjusted net earnings(1)	$18,536	$3,398
Adjusted net earnings per share, basic(1)	$0.07	$0.01
Net (loss) / earnings	($70,358)	$35,363
Net (loss) / earnings per share, basic	($0.28)	$0.12
Adjusted operating cash flow(1)	$60,571	$6,716

Adjusted Net Earnings Reconciliation

	Quarter Ended	Quarter Ended
(in thousands, except per share metrics)	September 30, 2013	September 30, 2012
Net earnings from continuing operations	$14,859	$42,321
Adjustments:
Deferred income tax recovery related to foreign exchange	(7,335)	(17,511)
Unrealized foreign exchange loss	2,482	7,952
Net realizable value adjustments on inventory	(7,372)	-
Gain on option component of convertible notes	(3,875)	(14,416)
Unrealized gains on investments	-	(20,251)
Unrealized gain on derivatives	-	(730)
Unrealized loss / (gain) on contingent consideration	63	(5,137)
Other (including tax effect of adjustments)	1,994	6,592
Adjusted net earnings / (loss) from continuing operations	$816	($1,180)
Adjusted net earnings / (loss) from continuing operations, per share	$0.00	($0.00)

Net loss from discontinued operations	-	($7,781)
Adjustments:
Unrealized foreign exchange loss	-	2,190
Net realizable value adjustments on inventory	-	(6,074)
Disposition-related costs	-	5,327
Gain on disposition of El Cubo and Guadalupe y Calvo	-	(24,062)
Ocampo outside tax basis adjustment	-	39,168
Tax impact	-	3,695
Adjusted net earnings from discontinued operations	-	$12,463
Adjusted net earnings from discontinued operations, per share	-	$0.04

Adjusted net earnings	$816	$11,283
Adjusted net earnings, per share	$0.00	$0.04

(1)

See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below. Total cash costs per gold ounce have been presented prior to net realizable value adjustments and reversals on the Young-Davidson low-grade long-term stockpile inventory and the El Chanate heap leach ore in process inventory. The Company has restated adjusted net earnings for 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 24 in the Company’s Management’s Discussion & Analysis or note 3(a) to the Company's condensed consolidated financial statements for the three and nine months ended September 30, 2013.

(3)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs when sold.

TSX: AUQ / NYSE: AUQ

	Nine Months Ended	Nine Months Ended
(in thousands, except per share metrics)	September 30, 2013	September 30, 2012
Net (loss) / earnings from continuing operations	$(70,358)	$35,363
Adjustments:
Deferred income tax expense / (recovery) related to foreign exchange	5,218	(16,414)
Unrealized foreign exchange (gain) / loss	(7,195)	12,961
Net realizable value adjustments on inventory	4,873	-
Impairment charges	98,688	-
Gain on option component of convertible notes	(14,850)	(10,232)
Unrealized gains on investments	-	(17,632)
Unrealized gain on derivatives	(2,071)	(1,923)
Unrealized loss / (gain) on contingent consideration	6,912	(5,137)
Other (including tax effect of adjustments)	(2,681)	6,412
Adjusted net earnings from continuing operations	$18,536	$3,398
Adjusted net earnings from continuing operations, per share	$0.07	$0.01

Net earnings from discontinued operations	-	$22,075
Adjustments:
Unrealized foreign exchange loss	-	9,471
Loss on disposition of Australian operations	-	1,736
Net realizable value adjustments on inventory	-	8,292
Impairment of Australian Operations	-	22,857
Disposition-related costs	-	5,327
Gain on disposition of El Cubo and Guadalupe y Calvo	-	(24,062)
Ocampo outside tax basis adjustment	-	39,168
Tax impact	-	2,904
Adjusted net earnings from discontinued operations	-	$87,768
Adjusted net earnings from discontinued operations, per share	-	$0.31

Adjusted net earnings	$18,536	$91,166
Adjusted net earnings, per share	$0.07	$0.32

Adjusted Operating Cash Flow Reconciliation

(in thousands, except per share metrics)	Quarter Ended	Quarter Ended
	September 30, 2013	September 30, 2012
Operating cash flow from continuing operations	$24,338	$(5,653)
Add back: Non-cash change in operating working capital	(2,580)	5,504
Adjusted operating cash flow from continuing operations	$21,758	$(149)
Adjusted operating cash flow from continuing operations, per share	$0.09	$(0.00)

(in thousands, except per share metrics)	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2012
Operating cash flow from continuing operations	$51,312	$582
Add back: Non-cash change in operating working capital	9,259	6,134
Adjusted operating cash flow from continuing operations	$60,571	$6,716
Adjusted operating cash flow from continuing operations, per share	$0.24	$0.02

TSX: AUQ / NYSE: AUQ

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, all-in sustaining costs per ounce, adjusted operating cash flow and net free cash flow in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS” or “GAAP”). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce, all-in sustaining costs per ounce and net free cash flow are reconciled to the Company’s financial statements beginning on page 20 of the Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2013.

Adjusted net earnings is comprised of net earnings from both continuing and discontinued operations, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on contingent consideration and derivatives, impairment charges, net realizable value adjustments, and other non-recurring items do not reflect the underlying operating performance of the Company’s core mining business in the periods presented and are not necessarily indicative of future operating results.

Adjusted operating cash flow excludes the change in non-cash operating working capital, which includes changes in receivables, inventories, prepaid assets, and payables.

Financial Statements and Management’s Discussion and Analysis

The financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.auricogold.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml (“Edgar”).

Third Quarter Conference Call and Webcast

A webcast and conference call will be held on Friday, November 8, 2013 starting at 8:30 a.m. Eastern Time.
Senior management will be on the call to discuss the results.

Conference Call Access

•	International & Toronto:	1-647-427-7450
•	Canada & U.S. Toll Free:	1-888-231-8191

When the operator answers, please ask to be placed into the AuRico Gold Third Quarter Results Conference Call.

Conference Call Live Webcast

The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1236207/1361801

Archive Call Access

If you are unable to attend the conference call, a replay will be available until midnight, November 15, 2013 by dialing the appropriate number below:

•	International & Toronto:	1-416-849-0833	Passcode:	#76263849
•	Canada & U.S. Toll Free:	1-855-859-2056	Passcode:	#76263849

TSX: AUQ / NYSE: AUQ

Archive Webcast

The webcast will be archived for 90 days. To access the archived webcast, visit the Company’s website at www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1236207/1361801

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Rob Chausse	Anne Day
Chief Financial Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this presentation constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this presentation are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This presentation uses the terms "measured," "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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